United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688102

(CUSIP Number)

Nobuomi Iokamori

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-5135, Japan

Telephone: +81-3-5730-0183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688102	13D	Page 1 of 2 Pages

1	Names of Reporting Persons ORIX Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,976,077
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,976,077
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,077
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person (see instructions) CO

CUSIP No. 686688102	13D	Page 2 of 2 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 (the “Amendment No. 5”) to the statement on Schedule 13D originally filed by the Reporting Person on July 26, 2017, as amended by Amendment No. 1 filed on April 14, 2020, Amendment No. 2 filed on November 27, 2020, Amendment No. 3 filed on November 23, 2022, and Amendment No. 4 filed on November 29, 2022 (the “Schedule 13D”), relates to the common stock, $0.001 par value per share (the “Common Stock”) of Ormat Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 6140 Plumas Street, Reno, Nevada, 89519-6075. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented herein.

As set forth below, as a result of the transactions described herein, on December 13, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 2.	Identity and Background.

Amendment No. 5 is being filed by ORIX Corporation, the (“Reporting Person”), a Japanese corporation. The business address of the Reporting Person is World Trade Center Building, South Tower, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan. The Reporting Person is principally engaged in the business of providing diversified global financial services.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person (collectively, the “Related Persons”) are set forth on Annex A hereto.

During the last five years, neither the Reporting Person nor the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Underwriting Agreement

On December 11, 2024, in connection with a registered secondary public offering of Common Stock (the “Secondary Offering”), the Issuer, the Reporting Person and the underwriter named therein (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Reporting Person agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Reporting Person, subject to and upon the terms and conditions set forth therein, 3,700,000 shares of Common Stock at a price to the public of $76.20 per share, with net proceeds to the Reporting Person of $75.38 per share. The Reporting Person also granted the Underwriter a 30-day option (the “Over-allotment Option”) to purchase up to 555,000 shares of Common Stock at a price to the public of $76.20 per share, with net proceeds to the Reporting Person of $75.38 per share. The Underwriter has not yet exercised the Over-allotment Option. The Reporting Person completed the Secondary Offering on December 13, 2024.

Lock-up Agreement

In connection with the Secondary Offering, the Reporting Person agreed with the Underwriter, subject to specified exceptions, not to, and not to cause its direct or indirect affiliates to, offer, pledge or sell or otherwise transfer any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of 60 days after December 11, 2024, except with the prior written consent of the Underwriter. References to and descriptions of the Underwriting Agreement and Lock-up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which has been filed as an exhibit hereto and incorporated by reference herein.

Termination of Governance and Cooperation Agreements

Pursuant to the terms of each of the Governance Agreement and that certain Cooperation Agreement, dated as of May 4, 2017, by and between the Reporting Person and the Issuer (the “Cooperation Agreement”), the Governance Agreement and the Cooperation Agreement were terminated on December 13, 2024, because on that date, the Reporting Person and its affiliates collectively held less than 5% of the voting power of all of the outstanding voting securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety.

(a) – (b)

The Reporting Person has sole voting and dispositive power over 2,976,077 shares of Common Stock, representing 4.9% of the outstanding shares of Common Stock. Calculations at the percentage of shares of Common Stock beneficially owned are based on 60,493,641 shares of Common Stock issued and outstanding as of December 1, 2024, as reported in the Issuer’s prospectus supplement, dated December 11, 2024. The Reporting Person is a publicly traded company with common stock listed on the Tokyo Stock Exchange and American depositary shares listed on the New York Stock Exchange. The directors of the Reporting Person are listed on Annex A hereto.

(c) In connection with an underwritten secondary offering by the Issuer on December 13, 2024, the Reporting Person sold 3,700,000 shares of Common Stock (the “Offering”). The Reporting Person has not otherwise effected any transactions in Common Stock within the prior 60 days.

(d) Not applicable.

(e) As a result of the transactions described herein, on December 13, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition at the end thereof of the information set forth in Item 4 of this Amendment No. 5.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition at the end thereof:

Exhibit Number	Description
7	Underwriting Agreement, dated December 11, 2024, between Ormat Technologies, Inc., Goldman Sachs & Co. LLC and ORIX Corporation (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed on December 13, 2024).

8	Lock-Up Agreement, dated December 11, 2024, between Goldman Sachs & Co. LLC and ORIX Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024

ORIX Corporation

By:	/s/ Nobuomi Iokamori
Name:	Nobuomi Iokamori
Title:	Senior Managing Director, ORIX Corporation

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth below. The business address of each individual is c/o ORIX Corporation, World Trade Center Building, South Tower, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Japan

Satoru Matsuzaki	Director, Senior Managing Executive Officer, Head of Corporate Business Headquarters of ORIX Corporation, Chairperson, ORIX Auto Corporation, Chairperson, ORIX Rentec Corporation	Japan

Stan Koyanagi	Director, Senior Managing Executive Officer, Global General Counsel of ORIX Corporation, Responsible for Legal Function Unit	USA

Yasuaki Mikami	Director, Senior Managing Executive Officer, Responsible for Corporate Unit Function, Responsible for Work Style Reform Project	Japan

Hidetake Takahashi	Director, Senior Managing Executive Officer, Head of Energy and Eco Services Headquarters, Group Strategy Business Unit, Responsible for Global Investment Strategy,	Japan

Michael Cusumano	Outside Director and Independent Director of ORIX Corporation Deputy Dean and Professor, Faculty of Management, Sloane School of Management at Massachusetts Institute of Technology	USA

Sakie Akiyama	Outside Director and Independent Director of ORIX Corporation Founder, Saki Corporation Outside Director, Sony Corporation Outside Director, Mitsubishi Corporation	Japan

Hiroshi Watanabe	Outside Director and Independent Director of ORIX Corporation President, Institute for International Monetary Affairs	Japan

Aiko Sekine

Outside Director and Independent Director of ORIX Corporation

Professor, Faculty of Commerce at Waseda University

Trustee, International Valuation Standards Council

Advisor, Japanese Institute of Certified Public Accountants

Outside Director, Nippon Steel Corporation

Outside Audit and Supervisory Board Member, IHI Corporation

Japan

Name	Present Principal Occupation or Employment	Citizenship

Chikatomo Hodo

Outside Director and Independent Director of ORIX Corporation

Outside Director, KONICA MINOLTA, Inc.

Outside Director, Mitsubishi Chemical Group Corporation

Outside Director, Sumitomo Mitsui Banking Corporation

Japan

Noriyuki Yanagawa	Outside Director and Independent Director of ORIX Corporation Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Japan

Executive Officers
Name	Present Principal Occupation or Employment	Citizenship

Eiji Arita	Managing Executive Officer	Japan

Seiichi Miyake	Managing Executive Officer	Japan

Toyonori Takahashi	Executive Officer	Japan

Tetsuya Kotera	Executive Officer	Japan

Tomoko Kageura	Executive Officer	Japan

Nobuki Watanabe	Executive Officer	Japan

Hiroyuki Ido	Executive Officer	Japan

Ryujiro Tokuma	Executive Officer	Japan

Hao Li	Executive Officer	Hong Kong

Ikuo Nakamura	Executive Officer	Japan

Tomohiko Ishihara	Executive Officer	Japan

Takashi Otsuka	Executive Officer	Japan

Taro Baden	Executive Officer	Japan

Tony Ahn	Executive Officer	Republic of Korea

Satoshi Matsui	Executive Officer	Japan

Atsunori Sato	Executive Officer	Japan